Exhibit (e)(4)

MorphoSys AG
Semmelweisstraße 7
82152 Planegg
Germany

	Telefon:	+49 (0)89 899 27-0
	Fax:	+49 (0)89 899 27-222
PSUP 2021	Email:	info@morphosys.com
	Internet:	www.morphosys.com

Performance Share Unit Program 2021 for members of the Management Board of MorphoSys AG (Vorstand) and selected employees of the MorphoSys-Group as of 1 April 2021. Introduced by decision of the Supervisory Board as of March 11, 2021, and of the Management Board as of March 23, 2021.

- Terms and Conditions -

TABLE OF CONTENT

TABLE OF CONTENT		2

DEFINITIONS		3

RECITALS		4

§ 1	ELIGIBILITY	4

§ 2	GRANT OF PSUs	4

§ 3	WAITING PERIOD AND VESTING	5

§ 4	PERFORMANCE TARGETS	5

§ 5	CONSEQUENCES OF A TERMINATION OF EMPLOYMENT	8

§ 6	SETTLEMENT OF PSUs	9

§ 7	TRANSFERABILlTY	9

§ 8	CHANGE OF CONTROL	9

§ 9	ADJUSTMENT IN CASE OF SPECIFIC CAPITAL AND OTHER STRUCTURAL MEASURES	10

§ 10	EXTRAORDINARY DEVELOPMENTS; FURTHER ADJUSTMENTS; MALUS; CLAW-BACK	10

§ 11	INSIDER TRADING AND BLACK-OUT PERIODS	12

§ 12	LIMITATION OF LIABILITY	12

§ 13	TAXES, SOCIAL SECURITY AND COSTS	13

§ 14	FORM REQUIREMENTS	13

§ 15	PROCESSING OF PERSONAL DATA	14

§ 16	GOVERNING LAW AND JURISDICTION	14

§ 17	FINAL PROVISIONS	14

DEFINITIONS

Absolute Performance Target	7
Absolute Performance Target Achievement	9
Absolute Workforce Engagement Target	8
Absolute Workforce Engagement Target Achievement	11
Adjustment Event	18
Award Agreement	5
Award Amount	5
Award Date	6
Bad Leaver	13
BGB	13
Black-Out Periods	22
Breach of Duty	19
Cash Payment Claim	15
Cash Settlement	15
Change of Control	17
Closing Price	15
Company	4
Data Subjects	28
EURO STOXX	7
External Service Provider	29
Extraordinary Events or Developments	19
GDPR	28
Good Leaver	13
Group 1-Participant	5
Group 2-Participant	5
Group of Participants	5
Insider Trading Rules	22
Maximum Value Performance Target	8

Minimum Value Performance Target	8
MorphoSys	4
MorphoSys-Group	4
Notices	24
Overall Cap	15
Overall Performance Target Achievement	13
Overall Workforce Engagement Target Achievement	12
Participant	5
Performance Targets	7
Period of Absence	14
PSU	4
PSUP 2021	4
PSUP Terms & Conditions	4
Relative Performance Target	7
Relative Performance Target Achievement	10
Relative Workforce Engagement Target	8
Relative Workforce Engagement Target Achievement	12
Set Target Performance Target	8
Share Settlement	15
Shares	4
Transaction	22
Vested PSUs	7
Waiting Period	7
Waiting Period Expiration Date	7
Workforce Engagement Score	8
Workforce Engagement Target	8

RECITALS

The participation of the management and key employees in the economic risks and opportunities of the relevant business operation is an important component of an internationally competitive remuneration system.

Therefore, MorphoSys AG (“MorphoSys” or the “Company”) intends to implement a “Performance Share Unit Program” (the “PSUP 2021”) as a long-term remuneration component for (i) members of its Management Board and (ii) for selected employees of MorphoSys and companies affiliated with MorphoSys in Germany and abroad (together with MorphoSys “MorphoSys-Group”).

Under the PSUP 2021, the Company shall be allowed to grant so-called “Performance Share Units” (each a “PSU”) to participants of the PSUP 2021, which – if certain requirements are met – grant the participant a claim against the Company for a cash payment, the amount of which depends, amongst others, on the achievement of certain defined performance targets and the stock exchange price of the shares of the Company (the “Shares”).

The present terms and conditions (the “PSUP Terms & Conditions”) establish the rules pursuant to which the PSUs under the PSUP 2021 can be granted, exercised and settled.

§ 1

ELIGIBILITY

1.1	PSUs can be granted to members of the Management Board of MorphoSys and to selected employees of MorphoSys-Group (each a “Participant”).

1.2	Participants are divided into two (2) groups of Participants (each a “Group of Participants”):

1.2.1	Members of the Management Board of MorphoSys (“Group 1-Participants”); and

1.2.2	Selected employees of MorphoSys-Group (“Group 2-Participants”).

1.3	Eligibility as a Participant is determined by the Company’s Supervisory Board for Group 1-Participants and by the Company’s Management Board for Group 2-Participants.

§ 2

GRANT OF PSUs

2.1

For each Group 1-Participant, the Supervisory Board, and for each Group 2-Participant, the Management Board, will determine an individual award amount in EURO (the “Award Amount”) to be granted to a Participant by the Company by way of a separate award agreement (“Award Agreement”). The Award Amount will be converted into a certain number of PSUs.

2.2

To convert the Award Amount into PSUs, the respective Award Amount is divided by the average closing price (Schlusskurs) of the Shares on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) in Xetra trading (or a comparable successor system) on the 30 (thirty) trading days prior to the Award Date (exclusive), rounded down to the nearest whole number. The number resulting from such calculation equals the number of PSUs to be allocated to a Participant. If a closing auction does not take place on the relevant trading day(s) or a price is not determined in the auction, the applicable price will be the last price quoted in continuous trading, provided there was continuous trading on that trading day.

Example: A Participant is granted an Award Amount of EUR 100,000.00 and the average closing price (Schlusskurs) of the Shares on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) in Xetra trading on the 30 trading days prior to the Award Date amounted to EUR 105.00, then the number of PSUs to be allocated to the Participant would amount to 952 (EUR 100,000 / EUR 105.00 = 952.38, rounded down to the nearest whole number).

2.3

PSUs can be awarded in each case on 1 April and, in exceptional cases, on 1 October of the respective business year of the Company, subject to a continuing and non-terminated (including termination by way of a mutual termination) service relationship or employment of the relevant Participant with MorphoSys-Group at the relevant Award Date. The Supervisory Board for Group-1 Participants and the Management Board for Group-2 Participant may further decide that in exceptional cases PSUs can be awarded as per the first date of a calendar month.

2.4

The date on which the Award Agreement becomes effective (the “Award Date”) shall be the date on which the Participant receives the offer to conclude the Award Agreement (irrespective of the point in time the offer to conclude the Award Agreement is accepted), unless the Award Agreement specifies an earlier or a later date as Award Date.

§ 3

WAITING PERIOD AND VESTING

3.1

Each PSU is subject to a waiting period of four (4) years (“Waiting Period”), which shall commence on the day of the Award Date at 00:00 hours (beginning of the day) and end on the day prior to the fourth anniversary of the Award Date at 24:00 hours (midnight) (“Waiting Period Expiration Date”).

Example: If the Award Date is 1 April 2021, the Waiting Period would start on 1 April 2021 at 00:00 hours (beginning of the day) and end on 31 March 2025 at 24:00 hours (midnight).

3.2

The exercise of each PSU is subject to the PSU being vested. The PSUs granted to a Participant will vest in forty-eight (48) monthly instalments commencing on the Award Date, subject to no forfeiture of PSUs pursuant to § 5 (the “Vested PSUs”).

§ 4

PERFORMANCE TARGETS

4.1	PSUs are only exercisable if and to the extent the Performance Targets have been reached or exceeded in accordance with the following provisions.

4.2	The “Performance Targets”) are linked to:

4.2.1	the absolute market price performance of the Shares during the Waiting Period (the “Absolute Performance Target”);

4.2.2

the relative market price performance of the Shares during the Waiting Period in relation to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology (“EURO STOXX”) during the Waiting Period (the “Relative Performance Target”); and

4.2.3

the engagement of the workforce of MorphoSys-Group (the “Workforce Engagement Score”) at the end of the Waiting Period (i) compared to the Workforce Engagement Score at the beginning of the Waiting Period (the “Absolute Workforce Engagement Target”) and (ii) compared to certain pre-defined benchmark values (the “Relative Workforce Engagement Target”and together with the Absolute Workforce Engagement Target the “Workforce Engagement Target”), each as measured in an employee survey conducted by an independent survey provider.

4.3

With respect to the Overall Performance Target Achievement (as defined below), the Absolute Performance Target and the Relative Performance Target are weighted with 40% each, whereas the Workforce Engagement Target is weighted with 20%.

Each Performance Target has a set target (Zielvorgabe) as well as a minimum target value (Minimalwert) and a maximum target value (Maximalwert). The set target determines the value at which the respective Performance Target is achieved by 100% (the “Set Target Performance Target”).

The minimum value defines the lower end of the target range (the “Minimum Value Performance Target). When achieving or falling below this level, the achievement level of such Performance Target is 0%. The maximum value defines the value that, when reached or exceeded, amounts to an achievement level of the Performance Target of 200% (the “Maximum Value Performance Target”).

4.4	To determine the level of achievement of the Absolute Performance Target, the following provisions apply:

4.4.1

The market price of the Shares at the beginning of the Waiting Period is compared to the market price at the end of the Waiting Period. The relevant market price of the Shares is the average closing auction price in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange thirty (30) trading days prior to the Award Date, and three (3) months prior to the end of the Waiting Period, including the last day of the Waiting Period.

4.4.2

If during the Waiting Period the market price of the Shares declines, the achievement level of the Absolute Performance Target is 0% (Minimum Value Absolute Performance Target). If the market price performance of the Shares is 0%, the Absolute Performance Target is achieved by 50%. Subsequent increases in the achievement level of the Absolute Performance Target are linear. A 32% increase of the market price of the Shares therefore results in an achievement level of the Absolute Performance Target of 100% (Set Target Absolute Performance Target), a 64% increase of the market price therefore results in an achievement level of the Absolute Performance Target of 150%, and a 96% increase of the market price therefore results in an achievement level of the Absolute Performance Target of 200% (Maximum Value Absolute Performance Target). Any further increase of the market price of the Shares does not result in a further increase of the achievement level of the Absolute Performance Target.

The level of achievement for the Absolute Performance Target is the “Absolute Performance Target Achievement”.

4.5	To determine the level of achievement of the Relative Performance Target, the following provisions apply:

4.5.1

The performance of the market price of the Shares during the Waiting Period is compared to the performance of the EURO STOXX during the Waiting Period, and the respective values are put into proportion. The relevant market price of the Shares is the average closing auction price in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange thirty (30) trading days prior to the Award Date and three (3) months prior to the end of the Waiting Period, including the last day of the Waiting Period. The relevant price of the EURO STOXX is the average closing price of the EURO STOXX thirty (30) trading days prior to the Award Date and three (3) months prior to the end of the Waiting Period, including the last day of the Waiting Period.

4.5.2

If during the Waiting Period the market price of the Shares declines compared to the EURO STOXX, the achievement level of the Relative Performance Target is 0% (Minimum Value Relative Performance Target). If the market price performance of the Shares is 0% compared to the EURO STOXX, the Relative Performance Target is achieved by 100% (Set Target Relative Performance Target). Subsequent increases in the achievement level of the Relative Performance Target are linear. A 32% increase of the market price of the Shares compared to the EURO STOXX therefore results in an achievement level of the Relative Performance Target of 150%, and a 64% increase of the market price of the Shares compared to the EURO STOXX therefore results in an achievement level of the Relative Performance Target of 200% (Maximum Value Relative Performance Target). Any further increase of the market price of the Shares compared to the EURO STOXX does not result in a further increase of the achievement level of the Relative Performance Target.

The level of achievement for the Relative Performance Target is the “Relative Performance Target Achievement”.

4.5.3	If during the Waiting Period the EURO STOXX ceases to exist, the Company may compare the performance of the market price of the Shares to the performance of such index which replaces the

EURO STOXX, or, in case the EURO STOXX is not replaced by a successor index, by the index which – in the view of the Supervisory Board – comes closest to the EURO STOXX in terms of its composition.

4.6	To determine the level of achievement of the Workforce Engagement Target, the following provisions apply:

4.6.1	The Absolute Workforce Engagement Target is calculated as follows:

The Workforce Engagement Score of MorphoSys-Group at the beginning of the Waiting Period is compared to the Workforce Engagement Score of MorphoSys-Group at the end of the Waiting Period, and the respective values are put into proportion. For this purpose, the Company measures the Workforce Engagement Score within the three (3) months following the Award Date and within the three (3) months prior to the end of the Waiting Period.

If during the Waiting Period the Workforce Engagement Score declines, the achievement level of the Absolute Workforce Engagement Target is 0% (Minimum Value Absolute Workforce Engagement Target). If during the Waiting Period the Workforce Engagement Score increases by 5%, the achievement level of the Absolute Workforce Engagement Target is 100% (Set Target Absolute Workforce Engagement Target). If during the Waiting Period the Workforce Engagement Score increases by 10%, the achievement level of the Absolute Workforce Engagement Target is 150%. If during the Waiting Period the Workforce Engagement Score increases by 15%, the achievement level of the Absolute Workforce Engagement Target is 200% (Maximum Value Workforce Engagement Target). Any further increase of the Workforce Engagement Score does not result in a further increase of the achievement level of the Absolute Workforce Engagement Target.

Any increases of the Workforce Engagement Score and the achievement level of the Absolute Workforce Engagement Target between the above defined percentage levels are linear.

The level of achievement for the Absolute Workforce Engagement Target is the “Absolute Workforce Engagement Target Achievement””.

4.6.2	The Relative Workforce Engagement Target is calculated as follows:

The Workforce Engagement Score of MorphoSys-Group as measured by the Company pursuant to § 4.6.1 at the end of the Waiting Period is compared to certain pre-defined benchmark values, and the degree of achievement of such benchmark values corresponds to a certain achievement level as a percentage.

If at the end of the Waiting Period the Workforce Engagement Score of MorphoSys-Group is below 55%, the achievement level of the Relative Workforce Engagement Target is 0% (Minimum Value Relative Workforce Engagement Target). If at the end of the Waiting Period the Workforce Engagement Score is 55%, the achievement level of the Relative Workforce Engagement Target is 50%. If the Workforce Engagement Score is 65%, the achievement level of the Relative Workforce Engagement Target is 100% (Set Target Relative Workforce Engagement Target). If the Workforce Engagement Score is 75%, the achievement level of the Relative Workforce Engagement Target is 200%. Any further increase of the Workforce Engagement Score does not result in a further increase of the achievement level of the Relative Workforce Engagement Target.

Any increases of the Workforce Engagement Score and the achievement level of the Relative Workforce Engagement Target between the above defined percentage levels are linear.

The level of achievement for the Relative Workforce Engagement Target is the “Relative Workforce Engagement Target Achievement”.

4.6.3

The overall target achievement for the Workforce Engagement Target shall be calculated as (i) the sum of the Absolute Workforce Engagement Target Achievement and the Relative Workforce Engagement Target Achievement, and (ii) the result divided by two (rounded commercially to the nearest whole number) (the “Workforce Engagement Target Achievement”).

4.6.4	The Company will communicate to the Participants the Workforce Engagement Score of MorphoSys-Group as measured at the beginning and at the end of the Waiting Period.

4.7

The overall achievement of the Performance Targets (“Overall Performance Target Achievement”), is calculated as the sum of (i) the percentage Absolute Performance Target Achievement, multiplied by 0.4, (ii) the percentage Relative Performance Target Achievement, multiplied by 0.4, and (iii) the percentage Workforce Engagement Target Achievement, multiplied by 0.2.

4.8

The number of PSUs which are exercisable at the end of the Waiting Period will be calculated by multiplying (i) the number of Vested PSUs of a Participant with (ii) the Overall Performance Target Achievement.

§ 5

CONSEQUENCES OF A TERMINATION OF EMPLOYMENT

5.1

In the event a Group 1-Participant’s office as member of the Management Board ends before the expiry of the applicable Waiting Period due to a revocation from office (Widerruf der Bestellung) by the Company of the relevant Group 1-Participant in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of Sec. 626 of the German Civil Code (Bürgerliches Gesetzbuch – “BGB”) irrespective of the preclusion period pursuant to Sec. 626 para. 2 BGB (such Group 1-Participant a “Bad Leaver”), all PSUs granted to the Bad Leaver (whether held by him or any third party) will be forfeited without entitlement to compensation.

5.2

In the event a Group 1-Participant’s office as member of the Management Board ends before the expiry of the applicable Waiting Period due to any reason not qualifying the relevant Group 1-Participant as a Bad Leaver (such Group 1-Participant a “Good Leaver”), such Good Leaver will retain all PSUs that have already vested on the date the termination of office becomes effective (the “Termination Date”). All PSUs which are not retained pursuant to this § 5.2 shall forfeit without entitlement to compensation. In deviation of the previous sentence, the Supervisory Board may resolve, in its sole discretion, that a Group 1-Participant may retain all or part of his/her PSUs that have not yet vested as of the Termination Date, if he/she substantially contributed towards the success of the MorphoSys-Group.

5.3

In the event a Group 2-Participant’s office as member of a management body of MorphoSys-Group, or in the event a Group 2-Participant’s employment with MorphoSys-Group ends before the expiry of the applicable Waiting Period, § 5.1 and § 5.2 shall apply accordingly to the PSUs of the respective Group 2-Participant, provided that the existence of grounds justifying a termination of employment for reason of misconduct (verhaltensbedingte Kündigung) shall also qualify as a Bad Leaver scenario pursuant to § 5.1 sentence 1. With respect to § 5.2 sentence 3, it is the Management Board which may resolve, in its sole discretion, that a Group 2-Participant may retain all or part of his/her PSUs that have not yet vested as of the Termination Date, if he/she substantially contributed towards the success of the MorphoSys-Group.

5.4

PSUs shall (in parts) forfeit without entitlement to compensation in case a Period of Absence occurs during the applicable Waiting Period. A “Period of Absence” is defined as (a) sick leave (krankheitsbedingte Abwesenheit) of a Participant or (b) the inactivity of a Participant’s service relationship or employment without continued remuneration (ruhendes Dienst-/Anstellungsverhältnis ohne Entgeltfortzahlung) (e.g. during parental leave, unpaid vacation, unpaid care period, unpaid leave of absence, sabbatical leave etc.) of more than 12 months in a single piece or summed up during the Waiting Period. For each full month of a Period of Absence, one forty-eighth (1/48) of the PSUs granted shall forfeit. Notwithstanding the aforementioned, the Supervisory Board (for Group 1-Participants) and the Management Board (for Group 2-Participants) may resolve, in their sole discretion, that – despite a Period of Absence having occurred – all or part of the respective PSUs shall not forfeit, if there are objective reasons justifying such decision, namely if the Participant has substantially contributed towards the success of the MorphoSys-Group.

§ 6

SETTLEMENT OF PSUs

6.1

Upon expiration of the Waiting Period, each Vested PSU shall entitle the Participant to a cash payment claim (the “Cash Payment Claim”) against the Company in the amount of the closing price (Schlusskurs) of the Shares on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) in Xetra trading (or a comparable successor system) on the 30 (thirty) trading days prior to the Waiting Period Expiration Date, or if a closing auction does not take place on the relevant trading day(s) or a price is not determined in the auction, the applicable price will be the last price quoted in continuous trading, provided there was continuous trading on that trading day (the “Relevant Closing Price”).

6.2

Within 90 days following the Waiting Period Expiration Date, the Company will settle the Vested PSUs as determined by the Company in its sole discretion by fulfilling the Cash Payment Claim (i) by way of an effective cash payment to a bank account designated to the Company by the respective Participant in advance (the “Cash Settlement”), or (ii) by transferring a number of Shares out of treasury shares held by the Company to the Participant corresponding to the number of Vested PSUs (the “Share Settlement”) or (iii) by a combination of both.

6.3	The Company will inform the Participant whether it will make use of the Cash Settlement or the Share Settlement or a combination of both in advance of the settlement.

6.4

The aggregate cash payment for all Vested PSUs is capped at 250% of the Award Amount (the “Overall Cap”). If not all PSUs granted to a Participant have vested upon expiration of the Waiting Period, the Overall Cap is decreased to the respective pro-rata amount of the Award Amount.

Example 1: A Participant is granted an Award Amount of EUR 100,000.00, which corresponds to 952 PSUs. The Overall Cap is therefore EUR 250,000,00, in case all granted PSUs have vested. The Overall Performance Target Achievement is 160%. Thus, the final number of PSUs is 1,523. If the Relevant Closing Price amounts to EUR 170.00, the Participant would be entitled to a cash payment in the amount of 1,523 x EUR 170.00, i.e., EUR 258,910.00, which exceeds the Overall Cap of EUR 250,000.00. The cash payment would therefore be capped at EUR 250,000.00.

Example 2: A Participant is granted an Award Amount of EUR 100,000.00. The Overall Cap is therefore EUR 250,000.00, in case all granted PSUs have vested. In case only 50% of the PSUs have vested, the Overall Cap will be EUR 125,000.00.

6.5

The Overall Cap also applies in case of a Share Settlement, i.e., the number of Shares to be transferred to the Participant, multiplied by the Relevant Closing Price, shall not exceed 250% of the Award Amount.

§ 7

TRANSFERABILlTY

7.1	Neither the PSUs nor the rights of any Participant under any PSU or under the PSUP 2021 are assignable or otherwise transferable except as provided in this § 7.

7.2	The PSUs are transferable only by will or applicable laws of descent upon the death of the relevant Participant.

§ 8

CHANGE OF CONTROL

8.1	For purposes of this § 8, “Change of Control” means the occurrence of any of the following events:

8.1.1

a transaction or series of related transactions in which a person or entity (other than a wholly-owned direct or indirect subsidiary of the Company) alone or acting in concert with other persons or entities acquires (i) all or substantially all of the Company’s assets; or (ii) directly or indirectly at least 30 % of the voting rights in the Company within in the meaning of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs-und Übernahmegesetz – WpÜG);

8.1.2

a merger or another similar business combination transaction of the Company with or into another entity which is not a wholly-owned direct or indirect subsidiary of the Company having an effect similar to the events described under § 8.1.1 above.

8.2	In case a Change of Control occurs during the Waiting Period, the Overall Performance Target Achievement shall be 100%.

8.3

In addition, the terms and conditions set forth in these PSUP Terms & Conditions (Waiting Period, Exercise Conditions etc.) will continue to apply unchanged to the PSUs in case of a Change of Control during the Waiting Period, provided, however, that § 3.2 shall be amended such that all PSUs shall vest immediately upon the Change of Control.

§ 9

ADJUSTMENT IN CASE OF SPECIFIC CAPITAL AND OTHER

STRUCTURAL MEASURES

9.1	In the event of:

9.1.1	a capital increase from Company funds by the issue of new shares (Kapitalerhöhung aus Gesellschaftsmitteln);

9.1.2	a reduction in the number of Shares by merging Shares without capital reduction (reverse share split) or an increase in the number of Shares without capital increase (share split);

9.1.3	a capital reduction (Kapitalherabsetzung) with a change in the total number of Shares issued by the Company; or

9.1.4	any other such event having an effect similar to any of the foregoing (each an “Adjustment Event”),

the Supervisory Board (with regard to Group 1-Participants) or the Management Board (with regard to Group 2-Participants) may – subject to mandatory law – establish financial equality for the Participants to the extent necessary to prevent that such Adjustment Event results in a dilution or enlargement of the benefits or potential benefits resulting from the granted PSUs. In such an Adjustment Event the financial equality shall preferably be established by adjusting the number of PSUs.

9.2	For the avoidance of doubt: No adjustment pursuant to § 9.1 shall occur in the event of:

9.2.1	a capital increase from Company funds without the issue of new Shares (Kapitalerhöhung aus Gesellschaftsmitteln ohne Ausgabe neuer Aktien); or

9.2.2	a capital reduction without a change in the total number of Shares issued by the Company.

9.3	If an adjustment occurs in accordance with this § 9, fractions of shares will not be granted upon the settlement of PSUs nor will they be compensated by a payment in cash.

§ 10

EXTRAORDINARY DEVELOPMENTS; FURTHER ADJUSTMENTS; MALUS;

CLAW-BACK

10.1

For purposes of this § 10, “Extraordinary Events or Developments” means – subject always to mandatory law – situations where the potential gain realized by the Participant upon the settlement of PSUs (i) is caused by unusual external events and developments; and (ii) cannot be reasonably justified under any circumstances by the development or business perspective of the Company, also taking into account international remuneration and incentive standards. However, the settlement of PSUs by a Participant as such, that results in an economic benefit for the Participant, does not constitute an Extraordinary Event or Development.

10.2

In case of Extraordinary Events or Developments, the Company’s Supervisory Board for Group 1-Participants and the Company’s Management Board for Group 2-Participants is entitled to adjust in its discretion (pflichtgemäßes Ermessen) the pay-out in the form of a Cash Settlement or Share Settlement, to the extent required to eliminate such extraordinary effects.

10.3

The Company’s Supervisory Board is further entitled to adjust in its discretion (pflichtgemäßes Ermessen) the pay-out in the form of a Cash Settlement or Share Settlement to Group 1-Participants if so required to ensure the appropriateness of remuneration as defined in Section 87 para. (1) sentence 1 AktG.

10.4

In the event that a Group 1-Participant wilfully or grossly negligent breaches statutory duties or the code of conduct of the Company (each a “Breach of Duty”), the Supervisory Board is entitled to retain or reclaim in its discretion (pflichtgemäßes Ermessen) the pay-out in the form of a Cash Settlement or Share Settlement in whole or in part in accordance with the following provisions:

10.4.1

In the event a Breach of Duty occurs, the Supervisory Board may decide in its discretion (pflichtgemäßes Ermessen) that PSUs which were granted for the financial year in which the Breach of Duty has occurred and which have not been settled by the Company in accordance with § 6 above shall forfeit in whole or in part without entitlement to compensation (malus).

10.4.2

In the event a Breach of Duty occurs, and the PSUs have already been settled by the Company in accordance with § 6 above, the Supervisory Board is further entitled to reclaim, in its discretion (pflichtgemäßes Ermessen), the payout in whole or in part for the financial year in which the Breach of Duty has occurred (clawback), whereby the following shall apply:

(i)

If the PSUs have been settled in cash in accordance with 6.2 above, the Supervisory Board is entitled to reclaim in its discretion (pflichtgemäßes Ermessen) the payout in whole or in part, provided that not more than two years have passed since the settlement of the PSUs.

(ii)

If the PSUs have been settled in shares in accordance with 6.2 above, the Supervisory Board is entitled to claim a compensation payment for all or part of the PSUs already settled, provided that not more than two years have passed since the settlement of the PSUs. The compensation payment shall correspond to the amount of the number of PSUs the Supervisory Board claims compensation for, multiplied by the Relevant Closing Price.

10.4.3	A proof of damage is not required.

10.4.4	In the event of a permanent or recurring Breach of Duty, § 10.4.1 and § 10.4.2 above shall apply for all financial years in which the Breach of Duty occurs or is still continuing.

10.4.5

The Supervisory Board shall decide in each individual case at its due discretion, taking into account the circumstances of the individual case, in particular the significance of the duty that has been breached, the weight of the causal contribution of the Participant and the damage incurred, and considering the interests of both the Participant and the Company.

10.4.6

The Supervisory Board is further entitled to reclaim in its discretion (pflichtgemäßes Ermessen) the payout already made in case it turns out that the calculation on the basis of which the payout was made was incorrect and that no payment or a lower payment would have been made on the basis of the correct calculation, whereby the following shall apply:

(i)	If the PSUs have been settled in cash in accordance with 6.2 above, the Supervisory Board is entitled to reclaim the difference between the cash payment made by the

Company and the cash payment amount that would have been made on the basis of the correct calculation, provided that not more than two years have passed since the settlement of the PSUs.

(ii)

If the PSUs have been settled in shares in accordance with 6.2 above, the Supervisory Board is entitled to claim a compensation payment for all PSUs which have been settled in excess, provided that not more than two years have passed since the settlement of the PSUs. The compensation payment corresponds to the amount of the number of Shares which have been transferred to the Participant in excess, multiplied by the Relevant Closing Price.

Fault (Vertretenmüssen) of the Participant is not required.

10.4.7	§ 818 para. (3) of the German Civil Code (Bürgerliches Gesetzbuch) shall not apply. Claims for damages of the Company shall remain unaffected.

10.4.8	The above shall also apply in case the appointment of the Participant and/or the service agreement of the Participant has already ended.

§ 11

INSIDER TRADING AND BLACK-OUT PERIODS

11.1

Any transaction in Shares granted in case of a Share Settlement (each a “Transaction”) must be conducted in compliance with (i) all applicable insider trading laws and regulations, namely Art. 14, 7 et seqq. MAR, and (ii) all provisions of any insider trading rules established by the Company ((i) and (ii) together the “Insider Trading Rules”). Each Participant is personally responsible for informing himself about, and acting in full compliance with, all applicable Insider Trading Rules. Any individual non-compliance with applicable Insider Trading Rules may lead to the imposition of civil and criminal penalties (as the case may be).

11.2

The Company may postpone or delay the settlement of any Vested PSUs by way of a Cash Settlement or Share Settlement or a combination of both to a later point in time due to restrictions under applicable laws and regulations or rejections from competent authorities.

11.3

In order to minimize the potential for prohibited insider trading, the Management Board of the Company may establish in its sole discretion periods from time to time during which all or some of the Participants may not engage in transactions involving Shares granted in case of a Share Settlement (the “Black-Out Periods”).

§ 12

LIMITATION OF LIABILITY

12.1	The Company (nor any of its Management Board members, Supervisory Board members or employees) does not:

12.1.1	assume any responsibility or liability for the development of any Key Performance Indicator;

12.1.2	assume any responsibility or liability for the development of the value or market price of the Company’s Shares, including during the Waiting Period;

12.1.3	warrant, assure or guarantee a profit of a Participant from the PSUP 2021 or any PSU granted thereunder; or

12.1.4

warrant, assure or guarantee any increase in value of the PSUs or, following a Share Settlement, the value or market price of the Company’s Shares; in particular it is neither warranted, assured or guaranteed that a Participant will be able to sell his participation in the Company with a profit in the future, nor that no loss will be incurred.

12.2

Each Participant declares with his/her participation in the PSUP 2021 that the participation is voluntary. Each Participant is aware of the fact that he/she alone bears the risk of a decrease in or total loss of value of the PSUs or, following a Share Settlement, the Company’s Shares. Each Participant accepts the offer to participate in the PSUP 2021 at his/her own risk and assumes any liability relating thereto.

12.3

Each Participant accepts, that his/her claim stemming from Vested PSUs may be delayed or even forfeited, if he/she does not provide the information requested and required by the Company to perform the Cash Settlement and/or the Share Settlement.

12.4

Each Participant is responsible for obtaining legal, tax and any other necessary advice before participating in the PSUP 2021 and for evaluating the tax effects connected with the PSUP 2021. Each Participant accepts and declares that he has not been advised by or on behalf of the Company with respect to his participation in the PSUP 2021 (in particular, regarding legal and tax issues of such participation).

§ 13

TAXES, SOCIAL SECURITY AND COSTS

13.1

All taxes (including payroll taxes), social security contributions, further duties and costs accrued by the Participant in connection with his/her participation in the PSUP 2021 shall be borne by each Participant. Each Participant is obliged to pay taxes relating to the respective PSUs granted/settled under the PSUP 2021, or relating to a transfer (if permitted under these PSUP Terms & Conditions) of such PSUs by the Participant to a third party, to the competent tax authorities. Each Participant shall fully indemnify the Company in respect of all such liabilities and obligations against tax authorities.

13.2

MorphoSys is entitled, if required by statutory law, to withhold payroll tax or any other taxes or duties or social security contributions to be paid by (or on behalf and account of) the Participant. This applies even after termination of the service relationship or employment relationship of a Participant with the Company. The Company is entitled to demand the full cooperation of the Participant even after his leave with respect to the withholding of taxes, social security contributions, other duties and costs in connection with the PSUP 2021. The Participant undertakes to fully cooperate with the Company.

13.3

Withholdings mentioned above do not release the Participant from his responsibility and obligation to pay all taxes, social contributions, further duties and costs being due and accruing in connection with his participation in the PSUP 2021 or the allocation/grant, settlement or transfer of any PSUs.

§ 14

FORM REQUIREMENTS

14.1

Any legal statements and other notices in connection with the PSUP 2021 (collectively the “Notices”) or any amendment of these PSUP Terms & Conditions (including an amendment of this § 14.1) shall be made in text form or electronic form (e.g. email) unless any other specific form is required by mandatory law or these PSUP Terms & Conditions.

Any Notice to be delivered to the Company shall be addressed by email to the Head of Human Resources of MorphoSys AG. The Company shall communicate changes in the addressee set forth in the previous sentence as soon as possible to the Participants.

14.2

Any Notice to be given to a Participant may be served by being sent to him/her by email or to his/her home or business address. Each Participant shall communicate changes of address as soon as possible to the Company.

§ 15

PROCESSING OF PERSONAL DATA

The Company processes personal data of the Participants in connection with the administration, implementation and settlement of the PSUP 2021. Additional information regarding the processing of personal data in connection with the PSUP 2021 is included in Exhibit 1 (Information on the Processing of Personal Data).

§ 16

GOVERNING LAW AND JURISDICTION

16.1

The PSUP 2021, any PSUs granted thereunder and these PSUP Terms & Conditions shall be exclusively governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws.

16.2

Any dispute, controversy or claim arising from or in connection with the PSUP 2021, any PSUs granted thereunder or these PSUP Terms & Conditions or their validity shall be decided upon by the competent courts in Munich, Germany.

§ 17

FINAL PROVISIONS

17.1

In these PSUP Terms & Conditions, the headings are inserted for convenience only and shall not affect the interpretation of these PSUP Terms & Conditions; where a German term has been inserted in italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in these PSUP Terms & Conditions. The terms “including” and “in particular” shall always mean “including, without limitation” and “in particular, without limitation”, respectively. Any reference made in these PSUP Terms & Conditions to any clauses without further indication of a law, an agreement or another document shall mean clauses of these PSUP Terms & Conditions.

17.2

In the event that one or more provisions of these PSUP Terms & Conditions shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of these PSUP Terms & Conditions shall not be affected thereby. In such case, the Company and each Participant agree to recognize and give effect to such valid and enforceable provision or provisions, which correspond as closely as possible with the commercial intent of the Parties. The same shall apply in the event that these PSUP Terms & Conditions contain any unintended gaps (unbeabsichtigte Lücken).

Planegg, April 2021

MorphoSys AG

* * * *

Exhibit 1

Information on the Processing of Personal Data

in connection with the Performance Share Unit Program 2021

(hereinafter referred to as “PSUP 2021”)

of MorphoSys AG

(hereinafter referred to as the “Company”)

In connection with the administration, processing and execution of the PSUP 2021, the Company processes personal data of the beneficiaries (hereinafter also referred to as “Data Subjects”) in accordance with the EU General Data Protection Regulation (“GDPR”). Pursuant to the GDPR, the Company is obliged to provide the following information on the processing of personal data. All defined terms used in this information have the meaning assigned to them in the option conditions.

I.	Responsibilities and Contact Information

The controller of the personal data pursuant to Art. 4 para. 7 is the Company:

MorphoSys AG

Semmelweisstraße 7

82152 Planegg

Germany

Telephone:  +49 (0)89 899 27-0

Facsimile:  +49 (0)89 899 27-222

E-Mail: info@morphosys.com

Website: www.morphosys.com

The Data Protection Officer of the Company can be contacted through:

MorphoSys AG

Data Protection Officer

Semmelweisstraße 7

82152 Planegg

Germany

or

Email: [***]

II.	Use of Personal Data by the Company

The Company processes personal data of the Data Subjects such as names, contact data, tax numbers and all other information necessary for the participation of a Data Subject in the PSUP 2021 as well as for the administration, processing and execution of the PSUP 2021 (processing purpose). The legal basis for data processing is Art. 6 para. 1 (b) GDPR.

In addition, the Company processes personal data of the Data Subjects if and to the extent required by the law applicable to the Company (e.g., tax law). The legal basis for data processing in this respect is Art. 6 para. 1 (c) GDPR.

III.	Transfer of Personal Data

The Company may disclose personal data to an external service provider (“External Service Provider”) commissioned or involved for the purposes of the administration, processing and/or execution of the PSUP 2021 in order to support the processing of personal data for the processing purpose set out in Section II above. If and to the extent permitted by law, the Company may also commission other third parties to provide certain services, such as IT-services and legal services, for the processing purpose set out in Section II above and may disclose personal data to such third parties. These recipients provide their assistance or services to the Company under its control and direction and may have access to personal data to the extent necessary to provide their assistance or services.

In addition, the Company may, to the extent required and permitted by law, transfer personal data to domestic and foreign authorities or courts in order to fulfil legal obligations.

IV.	Storage and Deletion of Personal Data

The Company processes the personal data within the framework of the participation of the Data Subjects in the PSUP 2021. The Company deletes the personal data if it no longer needs it for the fulfilment of its contractual obligations under the PSUP 2021 and if there are no legal storage obligations. In the event of a legal obligation to retain personal data, the Company shall restrict the processing of such personal data.

V.	Rights of the Data Subjects

The Data Subjects may, at any time and free of charge, contact the Company or its Data Protection Officer directly with an informal notification in order to exercise their rights under the GDPR. The Data Subjects have the right, subject to the legal requirements, the fulfilment of which is to be examined on a case-by-case basis, to request information on their personal data, any rectification or deletion of their personal data, information regarding restrictions on the processing of their personal data and they have the right to receive their personal data in a structured, generally used and machine-readable format.

The Data Subjects also have the right to object to the processing of their personal data, subject to the legal requirements, the fulfilment of which must be examined on a case-by-case basis.

In addition, Data Subjects have the right to lodge a complaint with a supervisory authority.